

Mail Stop 3233

July 16, 2018

Via E-mail
Harold W. Andrews, Jr.
Chief Financial Officer
Sabra Health Care REIT, Inc.
18500 Von Karman, Suite 550
Irvine, California 92612

> **Re: Sabra Health Care REIT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed February 21, 2018 and May 9, 2018, respectively**
> **File No. 1-34950**

Dear Mr. Andrews:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

2. Summary of Significant Accounting Policies

Recently Issued Accounting Standards Update, page 11

1. Please tell us how you considered the disclosure requirements outlined in ASC 606-10-50-12 through 50-15 and 606-10-50-17 through 50-20 as it relates to your resident fees and services revenues.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Accountant
Office of Real Estate
& Commodities